UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

Ralph L. Cruz

TradeStation Group, Inc.

8050 S.W. 10th Street

Suite 4000

Plantation, Florida 33324

(954) 652-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5	Page 2 of 26

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

RLCF-I 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

7,066,468
(8) Shared Voting Power

-0-
(9) Sole Dispositive Power

7,066,468
(10) Shared Dispositive Power

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

7,066,468
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

15.9%
14)	Type of Reporting Person (See Instructions)

PN

CUSIP No. 89267P 10 5	Page 3 of 26

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

RLCF-II 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

1,950,000
(8) Shared Voting Power

-0-
(9) Sole Dispositive Power

1,950,000
(10) Shared Dispositive Power

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,950,000
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

4.4%
14)	Type of Reporting Person (See Instructions)

PN

CUSIP No. 89267P 10 5	Page 4 of 26

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

Ralph L. Cruz
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions)

Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

9,016,468
(8) Shared Voting Power

-0-
(9) Sole Dispositive Power

9,016,468
(10) Shared Dispositive Power

-0-

11)	Aggregate Amount Beneficially Owned by Each Reporting Person

9,016,468
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)

20.3%
14)	Type of Reporting Person (See Instructions)

IN

CUSIP No. 89267P 10 5	Page 5 of 26

This Amendment No. 9 further amends Items 4 and 5 of the Statement on Schedule 13D filed by Ralph L. Cruz with the Securities and Exchange Commission on January 10, 2001, as previously amended by Amendment No. 1 filed on May 10, 2002, Amendment No. 2 filed on February 13, 2004, Amendment No. 3 filed on June 7, 2004, Amendment No. 4 filed on September 17, 2004, Amendment No. 5 filed on December 1, 2004, Amendment No. 6 filed on January 10, 2005, Amendment No. 7 filed on November 4, 2005 and Amendment No. 8 filed on November 21, 2005 (“Amendment No. 8”), with respect to the Common Stock, $.01 par value (“Common Stock”), of TradeStation Group, Inc.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by deleting the last paragraph of Item 4 of Amendment No. 8 and adding the following two paragraphs:

This Amendment is being filed in connection with the sale by RLCF-I 1997 Limited Partnership of 450,000 shares of Common Stock pursuant to a Rule 10b5-1 Sales Plan, for which Form 4s were filed with the Securities and Exchange Commission on February 23, 2006, February 27, 2006 and March 1, 2006, and to provide updating information.

Except as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Information with respect to RLCF-I 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, RLCF-I 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that RLCF-I 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during last 60 days through February 28, 2006:

(i) On February 21, 2006, the limited partnership sold 1,600 shares of Common Stock on the open market for $15.52 per share;

(ii) On February 21, 2006, the limited partnership sold 1,800 shares of Common Stock on the open market for $15.54 per share;

CUSIP No. 89267P 10 5	Page 6 of 26

(iii) On February 21, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $15.55 per share;

(iv) On February 21, 2006, the limited partnership sold 3,100 shares of Common Stock on the open market for $15.56 per share;

(v) On February 21, 2006, the limited partnership sold 1,800 shares of Common Stock on the open market for $15.57 per share;

(vi) On February 21, 2006, the limited partnership sold 2,000 shares of Common Stock on the open market for $15.58 per share;

(vii) On February 21, 2006, the limited partnership sold 1,476 shares of Common Stock on the open market for $15.59 per share;

(viii) On February 21, 2006, the limited partnership sold 1,724 shares of Common Stock on the open market for $15.60 per share;

(ix) On February 21, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $15.61 per share;

(x) On February 21, 2006, the limited partnership sold 1,500 shares of Common Stock on the open market for $15.62 per share;

(xi) On February 21, 2006, the limited partnership sold 1,500 shares of Common Stock on the open market for $15.63 per share;

(xii) On February 21, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $15.64 per share;

(xiii) On February 21, 2006, the limited partnership sold 785 shares of Common Stock on the open market for $15.65 per share;

(xiv) On February 21, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $15.66 per share;

(xv) On February 21, 2006, the limited partnership sold 214 shares of Common Stock on the open market for $15.67 per share;

(xvi) On February 21, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $15.68 per share;

(xvii) On February 21, 2006, the limited partnership sold 1,286 shares of Common Stock on the open market for $15.69 per share;

(xviii) On February 21, 2006, the limited partnership sold 1,900 shares of Common Stock on the open market for $15.70 per share;

CUSIP No. 89267P 10 5	Page 7 of 26

(xix) On February 21, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $15.71 per share;

(xx) On February 21, 2006, the limited partnership sold 1,900 shares of Common Stock on the open market for $15.72 per share;

(xxi) On February 21, 2006, the limited partnership sold 2,535 shares of Common Stock on the open market for $15.73 per share;

(xxii) On February 21, 2006, the limited partnership sold 1,900 shares of Common Stock on the open market for $15.74 per share;

(xxiii) On February 21, 2006, the limited partnership sold 4,101 shares of Common Stock on the open market for $15.75 per share;

(xxiv) On February 21, 2006, the limited partnership sold 4,450 shares of Common Stock on the open market for $15.76 per share;

(xxv) On February 21, 2006, the limited partnership sold 3,614 shares of Common Stock on the open market for $15.77 per share;

(xxvi) On February 21, 2006, the limited partnership sold 3,394 shares of Common Stock on the open market for $15.78 per share;

(xxvii) On February 21, 2006, the limited partnership sold 2,690 shares of Common Stock on the open market for $15.79 per share;

(xxviii) On February 21, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $15.80 per share;

(xxix) On February 21, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $15.81 per share;

(xxx) On February 21, 2006, the limited partnership sold 4,616 shares of Common Stock on the open market for $15.82 per share;

(xxxi) On February 21, 2006, the limited partnership sold 530 shares of Common Stock on the open market for $15.83 per share;

(xxxii) On February 21, 2006, the limited partnership sold 1,220 shares of Common Stock on the open market for $15.84 per share;

(xxxiii) On February 21, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $15.85 per share;

(xxxiv) On February 21, 2006, the limited partnership sold 1,600 shares of Common Stock on the open market for $15.86 per share;

CUSIP No. 89267P 10 5	Page 8 of 26

(xxxv) On February 21, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $15.87 per share;

(xxxvi) On February 21, 2006, the limited partnership sold 2,650 shares of Common Stock on the open market for $15.88 per share;

(xxxvii) On February 21, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $15.89 per share;

(xxxviii) On February 21, 2006, the limited partnership sold 2,400 shares of Common Stock on the open market for $15.90 per share;

(xxxix) On February 21, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $15.91 per share;

(xl) On February 21, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $15.92 per share;

(xli) On February 21, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $15.93 per share;

(xlii) On February 21, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $15.94 per share;

(xliii) On February 21, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $15.95 per share;

(xliv) On February 21, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $15.96 per share;

(xlv) On February 21, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $15.97 per share;

(xlvi) On February 21, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $15.98 per share;

(xlvii) On February 21, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $16.00 per share;

(xlviii) On February 22, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $15.26 per share;

(xlix) On February 22, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $15.28 per share;

(l) On February 22, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $15.29 per share;

CUSIP No. 89267P 10 5	Page 9 of 26

(li) On February 22, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $15.30 per share;

(lii) On February 22, 2006, the limited partnership sold 3,300 shares of Common Stock on the open market for $15.31 per share;

(liii) On February 22, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $15.32 per share;

(liv) On February 22, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $15.33 per share;

(lv) On February 22, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $15.34 per share;

(lvi) On February 22, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $15.35 per share;

(lvii) On February 22, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $15.36 per share;

(lviii) On February 22, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $15.37 per share;

(lix) On February 22, 2006, the limited partnership sold 360 shares of Common Stock on the open market for $15.41 per share;

(lx) On February 22, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $15.43 per share;

(lxi) On February 22, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $15.45 per share;

(lxii) On February 22, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $15.46 per share;

(lxiii) On February 22, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $15.47 per share;

(lxiv) On February 22, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $15.49 per share;

(lxv) On February 22, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $15.50 per share;

(lxvi) On February 22, 2006, the limited partnership sold 1,560 shares of Common Stock on the open market for $15.51 per share;

CUSIP No. 89267P 10 5	Page 10 of 26

(lxvii) On February 22, 2006, the limited partnership sold 1,480 shares of Common Stock on the open market for $15.52 per share;

(lxviii) On February 22, 2006, the limited partnership sold 1,300 shares of Common Stock on the open market for $15.53 per share;

(lxix) On February 22, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $15.57 per share;

(lxx) On February 22, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $15.58 per share;

(lxxi) On February 22, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $15.60 per share;

(lxxii) On February 22, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $15.61 per share;

(lxxiii) On February 22, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $15.62 per share;

(lxxiv) On February 22, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $15.65 per share;

(lxxv) On February 22, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $15.66 per share;

(lxxvi) On February 22, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $15.68 per share;

(lxxvii) On February 22, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $15.74 per share;

(lxxviii) On February 22, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $15.75 per share;

(lxxix) On February 22, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $15.76 per share;

(lxxx) On February 22, 2006, the limited partnership sold 6 shares of Common Stock on the open market for $15.82 per share;

(lxxxi) On February 22, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $15.83 per share;

(lxxxii) On February 22, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $15.84 per share;

CUSIP No. 89267P 10 5	Page 11 of 26

(lxxxiii) On February 22, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $15.85 per share;

(lxxxiv) On February 22, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $15.86 per share;

(lxxxv) On February 22, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $15.87 per share;

(lxxxvi) On February 22, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $15.88 per share;

(lxxxvii) On February 22, 2006, the limited partnership sold 1,700 shares of Common Stock on the open market for $15.89 per share;

(lxxxviii) On February 22, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $15.90 per share;

(lxxxix) On February 22, 2006, the limited partnership sold 2,071 shares of Common Stock on the open market for $15.91 per share;

(xc) On February 22, 2006, the limited partnership sold 1,429 shares of Common Stock on the open market for $15.92 per share;

(xci) On February 22, 2006, the limited partnership sold 1,600 shares of Common Stock on the open market for $15.93 per share;

(xcii) On February 22, 2006, the limited partnership sold 1,500 shares of Common Stock on the open market for $15.94 per share;

(xciii) On February 22, 2006, the limited partnership sold 2,600 shares of Common Stock on the open market for $15.95 per share;

(xciv) On February 22, 2006, the limited partnership sold 3,619 shares of Common Stock on the open market for $15.96 per share;

(xcv) On February 22, 2006, the limited partnership sold 4,066 shares of Common Stock on the open market for $15.97 per share;

(xcvi) On February 22, 2006, the limited partnership sold 2,100 shares of Common Stock on the open market for $15.98 per share;

(xcvii) On February 22, 2006, the limited partnership sold 3,615 shares of Common Stock on the open market for $15.99 per share;

(xcviii) On February 22, 2006, the limited partnership sold 6,012 shares of Common Stock on the open market for $16.00 per share;

CUSIP No. 89267P 10 5	Page 12 of 26

(xcix) On February 23, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $15.68 per share;

(c) On February 23, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $15.71 per share;

(ci) On February 23, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $15.72 per share;

(cii) On February 23, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $15.73 per share;

(ciii) On February 23, 2006, the limited partnership sold 2,200 shares of Common Stock on the open market for $15.74 per share;

(civ) On February 23, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $15.75 per share;

(cv) On February 23, 2006, the limited partnership sold 1,579 shares of Common Stock on the open market for $15.76 per share;

(cvi) On February 23, 2006, the limited partnership sold 2,321 shares of Common Stock on the open market for $15.77 per share;

(cvii) On February 23, 2006, the limited partnership sold 1,600 shares of Common Stock on the open market for $15.78 per share;

(cviii) On February 23, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $15.79 per share;

(cix) On February 23, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $15.80 per share;

(cx) On February 23, 2006, the limited partnership sold 2,050 shares of Common Stock on the open market for $15.81 per share;

(cxi) On February 23, 2006, the limited partnership sold 1,700 shares of Common Stock on the open market for $15.82 per share;

(cxii) On February 23, 2006, the limited partnership sold 2,321 shares of Common Stock on the open market for $15.83 per share;

(cxiii) On February 23, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $15.84 per share;

(cxiv) On February 23, 2006, the limited partnership sold 1,350 shares of Common Stock on the open market for $15.85 per share;

CUSIP No. 89267P 10 5	Page 13 of 26

(cxv) On February 23, 2006, the limited partnership sold 979 shares of Common Stock on the open market for $15.86 per share;

(cxvi) On February 23, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $15.87 per share;

(cxvii) On February 23, 2006, the limited partnership sold 1,500 shares of Common Stock on the open market for $15.88 per share;

(cxviii) On February 23, 2006, the limited partnership sold 581 shares of Common Stock on the open market for $15.89 per share;

(cxix) On February 23, 2006, the limited partnership sold 1,519 shares of Common Stock on the open market for $15.90 per share;

(cxx) On February 23, 2006, the limited partnership sold 1,271 shares of Common Stock on the open market for $15.91 per share;

(cxxi) On February 23, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $15.92 per share;

(cxxii) On February 23, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $15.93 per share;

(cxxiii) On February 23, 2006, the limited partnership sold 29 shares of Common Stock on the open market for $15.94 per share;

(cxxiv) On February 23, 2006, the limited partnership sold 1,110 shares of Common Stock on the open market for $15.95 per share;

(cxxv) On February 23, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $15.96 per share;

(cxxvi) On February 23, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $15.97 per share;

(cxxvii) On February 23, 2006, the limited partnership sold 1,190 shares of Common Stock on the open market for $15.98 per share;

(cxxviii) On February 23, 2006, the limited partnership sold 1,480 shares of Common Stock on the open market for $15.99 per share;

(cxxix) On February 23, 2006, the limited partnership sold 1,320 shares of Common Stock on the open market for $16.00 per share;

(cxxx) On February 23, 2006, the limited partnership sold 2,100 shares of Common Stock on the open market for $16.01 per share;

CUSIP No. 89267P 10 5	Page 14 of 26

(cxxxi) On February 23, 2006, the limited partnership sold 1,500 shares of Common Stock on the open market for $16.02 per share;

(cxxxii) On February 23, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $16.04 per share;

(cxxxiii) On February 24, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $15.48 per share;

(cxxxiv) On February 24, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $15.49 per share;

(cxxxv) On February 24, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $15.50 per share;

(cxxxvi) On February 24, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $15.52 per share;

(cxxxvii) On February 24, 2006, the limited partnership sold 90 shares of Common Stock on the open market for $15.53 per share;

(cxxxviii) On February 24, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $15.54 per share;

(cxxxix) On February 24, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $15.55 per share;

(cxl) On February 24, 2006, the limited partnership sold 110 shares of Common Stock on the open market for $15.56 per share;

(cxli) On February 24, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $15.57 per share;

(cxlii) On February 24, 2006, the limited partnership sold 788 shares of Common Stock on the open market for $15.59 per share;

(cxliii) On February 24, 2006, the limited partnership sold 1,500 shares of Common Stock on the open market for $15.60 per share;

(cxliv) On February 24, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $15.61 per share;

(cxlv) On February 24, 2006, the limited partnership sold 1,237 shares of Common Stock on the open market for $15.62 per share;

(cxlvi) On February 24, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $15.63 per share;

CUSIP No. 89267P 10 5	Page 15 of 26

(cxlvii) On February 24, 2006, the limited partnership sold 775 shares of Common Stock on the open market for $15.64 per share;

(cxlviii) On February 24, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $15.66 per share;

(cxlix) On February 24, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $15.68 per share;

(cl) On February 24, 2006, the limited partnership sold 65 shares of Common Stock on the open market for $15.69 per share;

(cli) On February 24, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $15.71 per share;

(clii) On February 24, 2006, the limited partnership sold 335 shares of Common Stock on the open market for $15.74 per share;

(cliii) On February 24, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $15.75 per share;

(cliv) On February 24, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $15.77 per share;

(clv) On February 24, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $15.78 per share;

(clvi) On February 24, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $15.79 per share;

(clvii) On February 24, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $15.80 per share;

(clviii) On February 24, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $15.85 per share;

(clix) On February 24, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $15.88 per share;

(clx) On February 24, 2006, the limited partnership sold 1,311 shares of Common Stock on the open market for $15.89 per share;

(clxi) On February 24, 2006, the limited partnership sold 2,889 shares of Common Stock on the open market for $15.90 per share;

(clxii) On February 24, 2006, the limited partnership sold 5,000 shares of Common Stock on the open market for $15.91 per share;

CUSIP No. 89267P 10 5	Page 16 of 26

(clxiii) On February 24, 2006, the limited partnership sold 7,400 shares of Common Stock on the open market for $15.92 per share;

(clxiv) On February 24, 2006, the limited partnership sold 3,000 shares of Common Stock on the open market for $15.93 per share;

(clxv) On February 24, 2006, the limited partnership sold 1,800 shares of Common Stock on the open market for $15.94 per share;

(clxvi) On February 24, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $15.95 per share;

(clxvii) On February 24, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $15.96 per share;

(clxviii) On February 24, 2006, the limited partnership sold 1,700 shares of Common Stock on the open market for $15.97 per share;

(clxix) On February 24, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $15.98 per share;

(clxx) On February 24, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $15.99 per share;

(clxxi) On February 24, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $16.00 per share;

(clxxii) On February 24, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $16.01 per share;

(clxxiii) On February 24, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $16.03 per share;

(clxxiv) On February 24, 2006, the limited partnership sold 1,002 shares of Common Stock on the open market for $16.04 per share;

(clxxv) On February 24, 2006, the limited partnership sold 2,100 shares of Common Stock on the open market for $16.05 per share;

(clxxvi) On February 24, 2006, the limited partnership sold 1,998 shares of Common Stock on the open market for $16.06 per share;

(clxxvii) On February 24, 2006, the limited partnership sold 2,600 shares of Common Stock on the open market for $16.07 per share;

(clxxviii) On February 24, 2006, the limited partnership sold 2,700 shares of Common Stock on the open market for $16.08 per share;

CUSIP No. 89267P 10 5	Page 17 of 26

(clxxix) On February 24, 2006, the limited partnership sold 2,400 shares of Common Stock on the open market for $16.09 per share;

(clxxx) On February 24, 2006, the limited partnership sold 9,818 shares of Common Stock on the open market for $16.10 per share;

(clxxxi) On February 27, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $16.25 per share;

(clxxxii) On February 27, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $16.28 per share;

(clxxxiii) On February 27, 2006, the limited partnership sold 784 shares of Common Stock on the open market for $16.33 per share;

(clxxxiv) On February 27, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $16.35 per share;

(clxxxv) On February 27, 2006, the limited partnership sold 1,116 shares of Common Stock on the open market for $16.36 per share;

(clxxxvi) On February 27, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $16.37 per share;

(clxxxvii) On February 27, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $16.42 per share;

(clxxxviii) On February 27, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $16.43 per share;

(clxxxix) On February 27, 2006, the limited partnership sold 2,000 shares of Common Stock on the open market for $16.44 per share;

(cxc) On February 27, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $16.45 per share;

(cxci) On February 27, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $16.46 per share;

(cxcii) On February 27, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $16.47 per share;

(cxciii) On February 27, 2006, the limited partnership sold 3,800 shares of Common Stock on the open market for $16.48 per share;

(cxciv) On February 27, 2006, the limited partnership sold 3,200 shares of Common Stock on the open market for $16.49 per share;

CUSIP No. 89267P 10 5	Page 18 of 26

(cxcv) On February 27, 2006, the limited partnership sold 2,900 shares of Common Stock on the open market for $16.50 per share;

(cxcvi) On February 27, 2006, the limited partnership sold 1,754 shares of Common Stock on the open market for $16.51 per share;

(cxcvii) On February 27, 2006, the limited partnership sold 2,563 shares of Common Stock on the open market for $16.52 per share;

(cxcviii) On February 27, 2006, the limited partnership sold 515 shares of Common Stock on the open market for $16.53 per share;

(cxcix) On February 27, 2006, the limited partnership sold 2,100 shares of Common Stock on the open market for $16.54 per share;

(cc) On February 27, 2006, the limited partnership sold 2,400 shares of Common Stock on the open market for $16.55 per share;

(cci) On February 27, 2006, the limited partnership sold 1,600 shares of Common Stock on the open market for $16.56 per share;

(ccii) On February 27, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $16.57 per share;

(cciii) On February 27, 2006, the limited partnership sold 3,400 shares of Common Stock on the open market for $16.58 per share;

(cciv) On February 27, 2006, the limited partnership sold 4,300 shares of Common Stock on the open market for $16.59 per share;

(ccv) On February 27, 2006, the limited partnership sold 4,925 shares of Common Stock on the open market for $16.60 per share;

(ccvi) On February 27, 2006, the limited partnership sold 4,475 shares of Common Stock on the open market for $16.61 per share;

(ccvii) On February 27, 2006, the limited partnership sold 4,400 shares of Common Stock on the open market for $16.62 per share;

(ccviii) On February 27, 2006, the limited partnership sold 2,097 shares of Common Stock on the open market for $16.63 per share;

(ccix) On February 27, 2006, the limited partnership sold 5,653 shares of Common Stock on the open market for $16.64 per share;

(ccx) On February 27, 2006, the limited partnership sold 10,170 shares of Common Stock on the open market for $16.65 per share;

CUSIP No. 89267P 10 5	Page 19 of 26

(ccxi) On February 27, 2006, the limited partnership sold 4,280 shares of Common Stock on the open market for $16.66 per share;

(ccxii) On February 27, 2006, the limited partnership sold 2,900 shares of Common Stock on the open market for $16.67 per share;

(ccxiii) On February 27, 2006, the limited partnership sold 3,900 shares of Common Stock on the open market for $16.68 per share;

(ccxiv) On February 27, 2006, the limited partnership sold 5,625 shares of Common Stock on the open market for $16.69 per share;

(ccxv) On February 27, 2006, the limited partnership sold 6,035 shares of Common Stock on the open market for $16.70 per share;

(ccxvi) On February 27, 2006, the limited partnership sold 1,500 shares of Common Stock on the open market for $16.71 per share;

(ccxvii) On February 27, 2006, the limited partnership sold 2,300 shares of Common Stock on the open market for $16.72 per share;

(ccxviii) On February 27, 2006, the limited partnership sold 4,300 shares of Common Stock on the open market for $16.73 per share;

(ccxix) On February 27, 2006, the limited partnership sold 3,740 shares of Common Stock on the open market for $16.74 per share;

(ccxx) On February 27, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $16.75 per share;

(ccxxi) On February 27, 2006, the limited partnership sold 2,000 shares of Common Stock on the open market for $16.76 per share;

(ccxxii) On February 27, 2006, the limited partnership sold 1,300 shares of Common Stock on the open market for $16.77 per share;

(ccxxiii) On February 27, 2006, the limited partnership sold 1,214 shares of Common Stock on the open market for $16.79 per share;

(ccxxiv) On February 27, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $16.80 per share;

(ccxxv) On February 27, 2006, the limited partnership sold 2,100 shares of Common Stock on the open market for $16.81 per share;

(ccxxvi) On February 27, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $16.82 per share;

CUSIP No. 89267P 10 5	Page 20 of 26

(ccxxvii) On February 27, 2006, the limited partnership sold 800 shares of Common Stock on the open market for $16.84 per share;

(ccxxviii) On February 27, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $16.85 per share;

(ccxxix) On February 27, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $16.86 per share;

(ccxxx) On February 27, 2006, the limited partnership sold 1,800 shares of Common Stock on the open market for $16.87 per share;

(ccxxxi) On February 27, 2006, the limited partnership sold 1,800 shares of Common Stock on the open market for $16.88 per share;

(ccxxxii) On February 27, 2006, the limited partnership sold 4,000 shares of Common Stock on the open market for $16.89 per share;

(ccxxxiii) On February 27, 2006, the limited partnership sold 1,700 shares of Common Stock on the open market for $16.90 per share;

(ccxxxiv) On February 27, 2006, the limited partnership sold 886 shares of Common Stock on the open market for $16.91 per share;

(ccxxxv) On February 27, 2006, the limited partnership sold 1,300 shares of Common Stock on the open market for $16.92 per share;

(ccxxxvi) On February 27, 2006, the limited partnership sold 1,700 shares of Common Stock on the open market for $16.94 per share;

(ccxxxvii) On February 27, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $16.95 per share;

(ccxxxviii) On February 28, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $15.77 per share;

(ccxxxix) On February 28, 2006, the limited partnership sold 2,900 shares of Common Stock on the open market for $15.80 per share;

(ccxl) On February 28, 2006, the limited partnership sold 1,600 shares of Common Stock on the open market for $15.81 per share;

(ccxli) On February 28, 2006, the limited partnership sold 2,969 shares of Common Stock on the open market for $15.82 per share;

(ccxlii) On February 28, 2006, the limited partnership sold 2,300 shares of Common Stock on the open market for $15.83 per share;

CUSIP No. 89267P 10 5	Page 21 of 26

(ccxliii) On February 28, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $15.84 per share;

(ccxliv) On February 28, 2006, the limited partnership sold 1,831 shares of Common Stock on the open market for $15.85 per share;

(ccxlv) On February 28, 2006, the limited partnership sold 1,600 shares of Common Stock on the open market for $15.86 per share;

(ccxlvi) On February 28, 2006, the limited partnership sold 1,200 shares of Common Stock on the open market for $15.87 per share;

(ccxlvii) On February 28, 2006, the limited partnership sold 2,831 shares of Common Stock on the open market for $15.88 per share;

(ccxlviii) On February 28, 2006, the limited partnership sold 3,400 shares of Common Stock on the open market for $15.89 per share;

(ccxlix) On February 28, 2006, the limited partnership sold 1,836 shares of Common Stock on the open market for $15.90 per share;

(ccl) On February 28, 2006, the limited partnership sold 2,669 shares of Common Stock on the open market for $15.91 per share;

(ccli) On February 28, 2006, the limited partnership sold 3,900 shares of Common Stock on the open market for $15.92 per share;

(cclii) On February 28, 2006, the limited partnership sold 2,800 shares of Common Stock on the open market for $15.93 per share;

(ccliii) On February 28, 2006, the limited partnership sold 4,455 shares of Common Stock on the open market for $15.94 per share;

(ccliv) On February 28, 2006, the limited partnership sold 1,900 shares of Common Stock on the open market for $15.95 per share;

(cclv) On February 28, 2006, the limited partnership sold 1,800 shares of Common Stock on the open market for $15.96 per share;

(cclvi) On February 28, 2006, the limited partnership sold 2,056 shares of Common Stock on the open market for $15.97 per share;

(cclvii) On February 28, 2006, the limited partnership sold 1,350 shares of Common Stock on the open market for $15.98 per share;

(cclviii) On February 28, 2006, the limited partnership sold 1,050 shares of Common Stock on the open market for $15.99 per share;

CUSIP No. 89267P 10 5	Page 22 of 26

(cclix) On February 28, 2006, the limited partnership sold 4,062 shares of Common Stock on the open market for $16.00 per share;

(cclx) On February 28, 2006, the limited partnership sold 1,435 shares of Common Stock on the open market for $16.01 per share;

(cclxi) On February 28, 2006, the limited partnership sold 3,142 shares of Common Stock on the open market for $16.02 per share;

(cclxii) On February 28, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $16.03 per share;

(cclxiii) On February 28, 2006, the limited partnership sold 709 shares of Common Stock on the open market for $16.07 per share;

(cclxiv) On February 28, 2006, the limited partnership sold 747 shares of Common Stock on the open market for $16.09 per share;

(cclxv) On February 28, 2006, the limited partnership sold 550 shares of Common Stock on the open market for $16.12 per share;

(cclxvi) On February 28, 2006, the limited partnership sold 608 shares of Common Stock on the open market for $16.13 per share;

(cclxvii) On February 28, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $16.15 per share;

(cclxviii) On February 28, 2006, the limited partnership sold 980 shares of Common Stock on the open market for $16.17 per share;

(cclxix) On February 28, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $16.18 per share;

(cclxx) On February 28, 2006, the limited partnership sold 420 shares of Common Stock on the open market for $16.20 per share;

(cclxxi) On February 28, 2006, the limited partnership sold 900 shares of Common Stock on the open market for $16.21 per share;

(cclxxii) On February 28, 2006, the limited partnership sold 200 shares of Common Stock on the open market for $16.22 per share;

(cclxxiii) On February 28, 2006, the limited partnership sold 1,000 shares of Common Stock on the open market for $16.23 per share;

(cclxxiv) On February 28, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $16.24 per share;

CUSIP No. 89267P 10 5	Page 23 of 26

(cclxxv) On February 28, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $16.25 per share;

(cclxxvi) On February 28, 2006, the limited partnership sold 700 shares of Common Stock on the open market for $16.26 per share;

(cclxxvii) On February 28, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $16.27 per share;

(cclxxviii) On February 28, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $16.29 per share;

(cclxxix) On February 28, 2006, the limited partnership sold 1,100 shares of Common Stock on the open market for $16.30 per share;

(cclxxx) On February 28, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $16.31 per share;

(cclxxxi) On February 28, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $16.32 per share;

(cclxxxii) On February 28, 2006, the limited partnership sold 1,900 shares of Common Stock on the open market for $16.34 per share;

(cclxxxiii) On February 28, 2006, the limited partnership sold 1,030 shares of Common Stock on the open market for $16.41 per share;

(cclxxxiv) On February 28, 2006, the limited partnership sold 100 shares of Common Stock on the open market for $16.42 per share;

(cclxxxv) On February 28, 2006, the limited partnership sold 500 shares of Common Stock on the open market for $16.43 per share;

(cclxxxvi) On February 28, 2006, the limited partnership sold 1,701 shares of Common Stock on the open market for $16.45 per share;

(cclxxxvii) On February 28, 2006, the limited partnership sold 1,907 shares of Common Stock on the open market for $16.46 per share;

(cclxxxviii) On February 28, 2006, the limited partnership sold 175 shares of Common Stock on the open market for $16.47 per share;

(cclxxxix) On February 28, 2006, the limited partnership sold 600 shares of Common Stock on the open market for $16.48 per share;

(ccxc) On February 28, 2006, the limited partnership sold 1,010 shares of Common Stock on the open market for $16.49 per share;

CUSIP No. 89267P 10 5	Page 24 of 26

(ccxci) On February 28, 2006, the limited partnership sold 300 shares of Common Stock on the open market for $16.50 per share;

(ccxcii) On February 28, 2006, the limited partnership sold 1,130 shares of Common Stock on the open market for $16.51 per share;

(ccxciii) On February 28, 2006, the limited partnership sold 400 shares of Common Stock on the open market for $16.52 per share;

(ccxciv) On February 28, 2006, the limited partnership sold 70 shares of Common Stock on the open market for $16.53 per share;

(ccxcv) On February 28, 2006, the limited partnership sold 924 shares of Common Stock on the open market for $16.54 per share; and

(ccxcvi) On February 28, 2006, the limited partnership sold 1,400 shares of Common Stock on the open market for $16.65 per share.

(d) Not applicable.

(e) Not applicable.

Information with respect to RLCF-II 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, RLCF-II 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that RLCF-II 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Share versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during last 60 days through February 28, 2006: None.

(d) Not applicable.

(e) Not applicable.

Information with respect to Ralph L. Cruz:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, Ralph L. Cruz expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Ralph L. Cruz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

CUSIP No. 89267P 10 5	Page 25 of 26

(b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions during the last 60 days through February 28, 2006: See information above regarding transactions during the last 60 days by RLCF-I 1997 Limited Partnership and RLCF-II 1997 Limited Partnership.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 89267P 10 5	Page 26 of 26

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2006	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, President of RLCF-I GP, Inc., the general partner of RLCF-I 1997
Limited Partnership
(Name and Title)

March 10, 2006	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, President of RLCF-II Manager, Inc., the managing member of RLCF-II GP, LLC, the general partner of
RLCF-II 1997 Limited Partnership
(Name and Title)

March 10, 2006	/s/ Ralph L. Cruz
(Date)	(Signature)

Ralph L. Cruz, individually
(Name and Title)